Offer to Purchase for Cash

All Outstanding Shares of Common Stock
of
OneSource Information Services, Inc.
at
$8.85 Net Per Share
by
OSIS Acquisition Corp.
a direct wholly-owned subsidiary of
infoUSA Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, ON JUNE 3, 2004, UNLESS THE OFFER IS EXTENDED.

May 6, 2004

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

      We have been engaged by OSIS Acquisition Corp. (the “Purchaser”), a Delaware corporation and a direct wholly-owned subsidiary of infoUSA Inc., a Delaware corporation (“infoUSA”), to act as Information Agent in connection with the Purchaser’s offer to purchase for cash all of the outstanding shares of common stock, par value $0.01 per share, including the associated rights to purchase shares of preferred stock (the “Shares”), of OneSource Information Services, Inc., a Delaware corporation (“OneSource”), at a purchase price of $8.85 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the “Offer”) enclosed herewith. Holders of Shares whose certificates evidencing such Shares are not immediately available or who cannot deliver their Share certificates and all other required documents to Wells Fargo Bank, N.A. (the “Depositary”) on or prior to the Expiration Date (as defined in the Offer to Purchase), or who cannot complete the procedures for book-entry transfer on a timely basis, must tender their Shares according to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase.

      Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares registered in your name or in the name of your nominee.

      Enclosed herewith for your information and forwarding to your clients are copies of the following documents:

1. The Offer to Purchase, dated May 6, 2004.

2. A letter to shareholders of OneSource from Martin F. Kahn, Executive Chairman and Chief Executive Officer, together with a Solicitation/ Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission by OneSource and mailed to the shareholders of OneSource.

3. The BLUE Letter of Transmittal to tender Shares for your use and for the information of your clients.

4. The GREY Notice of Guaranteed Delivery for Shares to be used to accept the Offer if Share certificates are not immediately available, if such certificates and all other required documents cannot be delivered to the Depositary by the Expiration Date, or if the procedure for book-entry transfer cannot be completed by the Expiration Date.

5. A YELLOW printed form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining your clients’ instructions with regard to the Offer.

6. Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9.

7. A return envelope addressed to the Depositary.

      YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JUNE 3, 2004, UNLESS THE OFFER IS EXTENDED.

Please note the following:

1. The tender price is $8.85 per Share, net to the seller in cash, without interest.

2. The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares which constitutes at least fifty-one percent (51%) of the outstanding Shares of OneSource on a fully-diluted basis.

3. The Offer is being made for all outstanding Shares.

4. Tendering shareholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 in the Letter of Transmittal, stock transfer taxes on the transfer of Shares pursuant to the Offer. However, federal income tax backup withholding at a rate of 28% may be required, unless an exemption is available or unless the required taxpayer identification information is provided. See Important Tax Information in the Letter of Transmittal.

5. Upon the recommendation of the Special Committee of the Board of Directors of OneSource, the Board of Directors of OneSource has approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, has determined that each of the Offer and the Merger is in the best interests of OneSource stockholders, and has recommended that OneSource stockholders accept the Offer and tender their Shares pursuant to the Offer.

6. Notwithstanding any other provision of the Offer, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (a) certificates pursuant to the procedures set forth in Section 3 of the Offer to Purchase or a timely Book-Entry Confirmation (as defined in the Offer to Purchase) with respect to such Shares, (b) a properly completed and duly executed Letter of Transmittal with any required signature guarantees or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry delivery of Shares, and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending on when certificates for Shares or Book-Entry Confirmations (as defined in the Offer to Purchase) are actually received by the Depositary.

      If holders of Shares wish to tender, but it is impracticable for them to forward their Share certificates or other required documents on or prior to the Expiration Date or to comply with the book-entry transfer procedures on a timely basis, a tender may be effected by following the guaranteed delivery procedures specified in Section 3 of the Offer to Purchase.

      None of infoUSA, the Purchaser, or any officer, director, shareholder, agent or other representative of infoUSA or the Purchaser, will pay any commissions or fees to any broker, dealer or other person (other than the Depositary and the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. The Purchaser will, however, upon request, reimburse you for reasonable and necessary clerical and mailing expenses incurred by you in forwarding any of the enclosed materials to your clients. The Purchaser will pay or cause to be paid any stock transfer taxes payable on the transfer of Shares to it, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

      Any inquiries you may have with respect to the Offer should be addressed to us at our address and telephone numbers set forth on the back cover of the Offer to Purchase.

      Additional copies of the enclosed materials may be obtained from the Information Agent or from brokers, dealers, commercial banks or trust companies.

Very truly yours,

D.F. KING & CO., INC. AS INFORMATION AGENT

      Nothing contained herein or in the enclosed documents shall constitute you or any other person as the agent of infoUSA, the Purchaser, OneSource, the Depositary, or the Information Agent, or any affiliate of any of them, or authorize you or any other person to make any statement or use any document on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.